UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2008

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On June 12, 2008, Husky Energy Inc. issued a press release announcing a cash offer for its outstanding capital securities due August 15, 2028.   The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: June 16, 2008

EXHIBIT A

June 12, 2008

For immediate release

Husky Energy Inc. Announces Cash Tender Offer for its

Outstanding Capital Securities Due August 15, 2028

Calgary, Alberta – Husky Energy Inc. (TSX: HSE) (the “Company”) announced that it has commenced a cash tender offer through its direct subsidiary Husky Oil Operations Limited (the “Purchaser”) to purchase any and all of its outstanding 8.90 percent capital securities (CUSIP No. 448096AG2 (the “Notes”)). An Offer to Purchase dated today (the “Offer to Purchase”), sets forth the terms of the tender offer. As of June 12, 2008, the aggregate principal amount of Notes outstanding was U.S. $225 million.

Offering Terms

The full tender offer consideration being offered for the Notes is: U.S. $1,010 per U.S. $1,000 principal amount of Notes, plus the accrued and unpaid interest to, but not including, the applicable settlement date. The full tender offer consideration includes an amount designated as an early tender premium equal to U.S. $10 per U.S. $1,000 principal amount of Notes. Holders who validly tender (and do not validly withdraw) their Notes at or prior to 5:00 p.m., New York City time, on June 25, 2008 (the “Early Tender Date”) and whose Notes are accepted for purchase in the tender offer will receive the full tender offer consideration. Holders who validly tender their Notes after the Early Tender Date and on or prior to the expiration of the tender offer and whose Notes are accepted for purchase in the tender offer will receive the late tender offer consideration. The late tender offer consideration will equal the full tender offer consideration minus the early tender premium. The settlement date will be promptly after the expiration date, and is expected to occur on or about July 11, 2008.

The Company will redeem any and all of the Notes not tendered by issuing a notice of redemption as soon as practicable after the expiration date of the tender offer.

The tender offer is scheduled to expire at 12:01 a.m., New York City time, on July 11, 2008, unless extended or earlier withdrawn. Holders of Notes must tender and not withdraw their Notes on or before the Early Tender Date to receive the full tender offer consideration. Except as set forth in the Offer to Purchase, or as required by applicable law, Notes tendered may be withdrawn only on or before the withdrawal date, which is 5:00 p.m., New York City time, on June 25, 2008. Notes tendered after the withdrawal date may not be withdrawn.

The tender offer is not conditioned on the tender of a minimum principal amount of the Notes. The Company is not soliciting consents from holders of Notes in connection with the tender offer.

The Company has retained Citi to serve as the dealer manager and has retained Global Bondholder Services Corporation to serve as the depositary and information agent for the tender offer. Requests for documents may be directed to Global Bondholder Services Corporation by telephone at 212-430-3774 or 866-294-2200, or in writing at 65 Broadway – Suite 723, New York, NY, 10006, Attention: Corporate Actions. Questions regarding the tender offer may be directed to Citi at 800-558-3745 or 212-723-6106.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offer is made only by and pursuant to the terms of the Offer to Purchase and the related Letter of Transmittal. None of the Company, the dealer manager or the depositary and information agent makes any recommendations as to whether holders should tender their Notes pursuant to the tender offer. Holders must make their own decisions as to whether to tender their Notes and, if so, the principal amount of Notes to tender.

Cautionary note regarding forward-looking statements or information – Certain statements contained in this news release constitute forward looking statements or information (collectively, “forward looking statements”) within the meaning of applicable securities legislation. These forward looking statements relate to future events. The use of any of the words “could”, “expect”, “believe”, “will”, “projected”, “estimated” and similar expressions and statements relating to matters that are not historical facts are intended to identify forward looking statements and are based on Husky’s current belief or assumptions as to the outcome and timing of such future events, and in this news release includes references to future dates, times and other information pertaining to the tender offer. Actual future dates, times or information may differ materially. Husky’s annual report to shareholders and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.comand the EDGAR website www.sec.gov) describe the risks, uncertainties and other factors, otherwise applicable to Husky. Except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Husky Energy is a Canadian-based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is publicly traded on the Toronto Stock Exchange under the symbol HSE.

For further information, please contact:

Patrick Aherne 403-298-6817 Manager, Investor Relations Husky Energy Inc.